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_________________________________________

Stuart M. Strauss

stuart.strauss@dechert.com
+1 212 698 3529 Direct
+1 212 698 0453 Fax

May 24, 2017

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C. 20549

Attention: Dominic Minore, Division of Investment Management

Re:	The Saratoga Advantage Trust

(File No. 033-79708; 811-08542)

Dear Mr. Minore:

Thank you for your telephonic comments regarding Post-Effective Amendment No. 86 to The Saratoga Advantage Trust’s (the “Trust” or the “Registrant”) registration statement on Form N-1A relating to the establishment of Class S Shares of the Trust, filed with the Securities and Exchange Commission (the “Commission”) on March 29, 2017. The Trust has considered your comments and has authorized us to make the responses, changes and acknowledgements discussed below relating to the Trust’s registration statement on its behalf.

Below, we describe any necessary changes made to the registration statement in response to the Staff’s comments and provide responses to or any supplemental explanations of such comments, as requested. These changes will be reflected in a Post-Effective Amendment to the Trust’s registration statement on Form N-1A, which will be filed via EDGAR (the “Amendment”).

Prospectus

Comment	1. Please file a letter responding to these comments from the Staff via EDGAR. We remind you that the Trust and its management are responsible for the accuracy and adequacy of their disclosures notwithstanding any review, comments, actions or absence of action by the Staff.

Response 1. The Trust acknowledges the request will file this letter as correspondence via EDGAR.

James Alpha Macro Portfolio

Comment 2.	We note that the Portfolio uses the Bank of America Merrill Lynch 3-Month Treasury Bill Index as its broad-based securities market index, as required by Item 4(b)(2)(iii) of Form N-1A. We do not believe this is an appropriate benchmark for the Portfolio, given the different risk profiles of the underlying assets of the Portfolio compared to the risk profile of the underlying assets of the benchmark. If the Portfolio would like to use this benchmark as a broad-based benchmark, please explain why the use of this index is appropriate.

Response 2. The investment objective of the Portfolio is to seek to achieve attractive long-term risk-adjusted returns relative to traditional financial market indices and, therefore, comparing the Portfolio’s performance to an equity and/or fixed income index would not be appropriate. Because the Portfolio pursues positive risk-adjusted returns, the Registrant believes an index approximating the yield on cash (the Bank of America Merrill Lynch 3-Month US Treasury Bill Index) is an appropriate benchmark. The Registrant also notes the use of the Bank of America Merrill Lynch 3-Month US Treasury Bill Index as the broad-based securities market index for other funds pursuing a “macro” strategy.

James Alpha Global Real Estate Investments Portfolio

Comment 3.	In the “Principal Investments Strategies” section, we note that the Portfolio may invest “100% of its net assets (other than cash and cash equivalents) in REITs, and may also invest in other publicly traded real estate securities that are included in the FTSE EPRA/NAREIT Developed Real Estate Index (the “Index”).” Please include an 80% investment policy in accordance with Rule 35d-1.

Response 3. The disclosure will be revised by adding the following:

Under normal circumstances, the Portfolio invests at least 80% of its net assets (plus any borrowings for investment purposes) in real estate and real estate-related issuers or investments that provide exposure to real estate and real estate-related issuers, and in derivatives and other instruments that have economic characteristics similar to such securities.

James Alpha Managed Risk Domestic Equity Portfolio

James Alpha Managed Risk Emerging Markets Equity Portfolio

Comment 4.	In the “Principal Investment Strategies” section for each Portfolio, the disclosure states that each Portfolio will engage in the buying and selling of puts and calls to manage market volatility. Please supplementally disclose whether all the put and call options that each Portfolio will write are either adequately covered or properly segregated with respect to assets. Please also describe the method by which they are properly covered or the assets are segregated.

Response 4. With respect to cover and segregation for written put and call options, the Registrant will comply with the Dreyfus Strategic Investing & Dreyfus Strategic Income, SEC No-Action Letter (June 22, 1987) and supplementally confirms that it currently intends to cover written options by segregating or earmarking liquid assets equal in value to its obligations under such options (less any margin deposited on behalf of the broker), by entering into offsetting transactions, or by some combination or earmarking liquid assets and owning an offsetting position.

Comment 5.	In the “Principal Investment Strategies” section for James Alpha Managed Risk Domestic Equity Portfolio, the disclosure states: “Under normal circumstances, the Portfolio invests at least 80% of its net assets (plus any borrowings for investment purposes) in equity securities or investments that provide exposure to equity securities, and in derivatives and other instruments that have economic characteristics similar to such securities.” Please revise this policy to include that the Portfolio will invest in equities of U.S. issuers in accordance with Rule 35d-1.

Response 5. The disclosure will be revised as follows (new disclosure underlined):

Under normal circumstances, the Portfolio invests at least 80% of its net assets (plus any borrowings for investment purposes) in equity securities of issuers in the United States or investments that provide exposure to equity securities of issuers in the United States, and in derivatives and other instruments that have economic characteristics similar to such securities.

Comment 6.	In the “Principal Investment Strategies” section for James Alpha Managed Risk Emerging Markets Equity Portfolio, the disclosure states: “Under normal circumstances, the Portfolio invests at least 80% of its net assets (plus any borrowings for investment purposes) in equity securities or investments that provide exposure to equity securities, and in derivatives and other instruments that have economic characteristics similar to such securities.” Please revise this policy to include that the Portfolio will invest in equities of emerging markets issuers in accordance with Rule 35d-1.

Response 6. The disclosure will be revised as follows (new disclosure underlined):

Under normal circumstances, the Portfolio invests at least 80% of its net assets (plus any borrowings for investment purposes) in equity securities of issuers in emerging markets countries or investments that provide exposure to equity securities of issuers in emerging markets countries, and in derivatives and other instruments that have economic characteristics similar to such securities.

James Alpha Equity Hedge Portfolio

Comment 7.	In the “Principal Investment Strategies” section, please include a policy in accordance with Rule 35d-1 stating that the Portfolio will invest at least 80% of its net assets (plus any borrowings for investment purposes) in equity securities.

Response 7. The disclosure will be revised by adding the following:

Under normal circumstances, the Portfolio invests at least 80% of its net assets (plus any borrowings for investment purposes) in equity securities or investments that provide exposure to equity securities, and in derivatives and other instruments that have economic characteristics similar to such securities.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 698-3529 (tel) or (212) 698-0453 (fax). Thank you.

Best regards,

/s/ Stuart M. Strauss

Stuart M. Strauss